                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                               Media Metrix, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)


                                    33388751
                                 (CUSIP Number)

                                  Alan Shapiro
                                  627 Broadway
                               New York, NY 10012
                                 (212) 780-6060

                                 with a copy to:

                                  Eric Simonson
                           Brobeck Phleger & Harrison
                            1633 Broadway, 47th Floor
                               New York, NY 10019
                                 (212) 581-1600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 26, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/







                         (Continued on following pages)

----------------------------------           -----------------------------------
CUSIP NO. 33388751                    13D


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    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jupiter Communications, Inc.
            I.R.S. I.D. # 11-3497726
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /_/  (b) /_/
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
                   00
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               /_/
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of Delaware
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                                 7      SOLE VOTING POWER
           NUMBER                                            ---------
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                                             7,149,773
                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                                             -------
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                             -------
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,149,773
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             /_/
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 36%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Jupiter Communications, Inc. that it is the beneficial owner of any of the Common Stock of Media Metrix, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of Media Metrix, Inc., a Delaware corporation (the "Issuer" or "Media Metrix"). The principal executive offices of the Issuer are located at 250 Park Avenue South, 7th Floor, New York, NY 10003.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is Jupiter Communications, Inc., a Delaware corporation ("Jupiter").

     (b) The address of the principal office and principal business of Jupiter is 627 Broadway, New York, NY 10012.

     (c) Jupiter is a leading provider of research on Internet commerce. Jupiter's research, which is focused solely on the global Internet economy, provides clients with comprehensive views of industry trends, forecasts, and best practices. Jupiter is based in New York City, with operations in London, Munich, San Francisco, Stockholm, Sydney and Tokyo. The directors and executive officers of Jupiter and their principal occupations are listed on Schedule A.

     (d) During the past five years, neither Jupiter nor, to Jupiter's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Jupiter nor, to Jupiter's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

         Pursuant to an Agreement and Plan of Merger, dated as of June 26, 2000 (the "Merger Agreement"), by and among Jupiter, MMX Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Media Metrix ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of Jupiter and the Issuer), Merger Sub will be merged with and into Jupiter (the "Merger"), with each share of Jupiter Common Stock being converted into the right to receive 0.946 shares of Issuer Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders and Jupiter's stockholders, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger


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
Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

         In order to facilitate the transactions contemplated by the Merger Agreement, Jupiter has also entered into a Voting Agreement, dated as of June 26, 2000 (the "Voting Agreement"), with certain stockholders of the Issuer named therein (collectively, the "Stockholders"). Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, and have granted an Irrevocable Proxy to vote such Stockholder's shares, among other things, (i) to vote all of the shares of Issuer Common Stock beneficially owned by them in favor of (a) the Merger and the Merger Agreement and any other matter necessary for the consummation of the Merger, (b) against any Competing Transaction (as defined in the Merger Agreement), and (c) against any proposed action or transaction that would result in a breach of any representation, warranty, covenant or agreement of Media Metrix under the Merger Agreement or result in certain of the conditions contained in the Merger Agreement becoming incapable of fulfillment or that would otherwise prevent, interfere with, frustrate or delay consummation of the Merger and (ii) except as contemplated in the Voting Agreement, not to transfer, sell, pledge, assign or otherwise dispose of (including by gift) such shares. The Voting Agreement terminates upon the earliest to occur of (x) the effective time of the Merger (the "Effective Time"), (y) three months after Jupiter's termination of the Merger Agreement under certain conditions specified in the Voting Agreement, or (z) the date the Merger Agreement is terminated by either party pursuant to any other provision therein. Jupiter did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

         Jupiter does not have any direct or indirect ownership or incidence of ownership with respect to any shares of Issuer Common Stock or any other securities of Issuer pursuant to the Voting Agreement. Accordingly, Jupiter expressly disclaims beneficial ownership of all such shares or other securities.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Items 2, 3 and 5 is hereby incorporated herein by reference.

     (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of Media Metrix, with and into Jupiter in a statutory merger pursuant to the Delaware General Corporation Law. At the Effective Time, the separate existence of Merger Sub will cease to exist and Jupiter will continue as the surviving corporation and as a wholly owned subsidiary of Media Metrix (the "Surviving Corporation"). Holders of outstanding Jupiter Common Stock will receive, in exchange for each share of Jupiter Common Stock held by them, 0.946 shares of Issuer Common Stock. Media Metrix will assume Jupiter's


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1997 Employee Stock Option Plan and 1999 Stock Incentive Plan as well as the outstanding options issued under such plans.

         As an inducement to Jupiter to enter into the Merger Agreement, the Stockholders have entered into the Voting Agreement and (pursuant to the terms of the Irrevocable Proxy executed in connection therewith) have irrevocably appointed certain officers of Jupiter (or any nominee thereof) as his, hers or its lawful attorney and proxy. Such proxy gives Jupiter the limited right to vote each of the 7,149,773 shares of Issuer Common Stock beneficially and collectively owned by the Stockholders in matters related to the Merger, as more fully described in Item 3. The shared voting power with the certain shareholders of Issuer relates to such 7,149,773 shares of Issuer Common Stock (the "Shares"). The Stockholders and the number of shares beneficially owned by each of them is set forth on Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as
Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the directors of the Issuer shall be the following nine persons: (i) one Media Metrix Designee (as defined below) and two Jupiter Designees (as defined below), who shall be assigned to the class of directors whose term of office expires at Media Metrix's first annual meeting of stockholders after the Effective Time, (ii) two Media Metrix Designees and one Jupiter Designee, who shall be assigned to the class of directors whose term of office expires at Media Metrix's second annual meeting of stockholders after the Effective Time and (iii) two Media Metrix Designees and one Jupiter Designee, who shall be assigned to the class of directors whose term of office expires at Media Metrix's third annual meeting of stockholders after the Effective Time.

         The Board of Directors of Media Metrix also shall appoint, effective immediately following the Effective Time, (i) Gene DeRose as Vice Chairman and President of Media Metrix, (ii) Kurt Abrahamson and Mary Ann Packo as Co-Chief Operating Officers of Media Metrix (and each shall continue following the Effective Time to serve as President of his or her operating division), and
(iii) Jean Robinson as Executive Vice President, Business Development of Media Metrix. Following the Effective Time, Tod Johnson shall continue to serve as Chairman and Chief Executive Officer of Media Metrix and Thomas Lynch shall continue to serve as Chief Financial Officer of Media Metrix. "Media Metrix Designees" shall mean those persons designated by Media Metrix, and "Jupiter Designees" shall mean those persons designated by Jupiter (any of the foregoing, whether designated by Media Metrix or Jupiter, a "Designee").

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Upon consummation of the Merger, Jupiter would become a wholly owned subsidiary of Media Metrix.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Issuer shall be amended so as to increase the number of authorized shares of Issuer's Common Stock until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Issuer, as in effect immediately prior to the Merger, shall be amended to provide that vacancies on the Board of Directors of Issuer created by the cessation of service of a Jupiter Designee or Media Metrix Designee, as the case may be, shall be filled by a person selected by a majority of such company's Designees then serving on such Board of Directors, which bylaw may not be amended except by vote of a majority of the entire Board of Directors or the stockholders of Media Metrix.

     (h) - (i) If the Merger is consummated as planned, the Jupiter Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

     (j) Other than described above, Jupiter currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Jupiter reserves the right to develop such plans).

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         (a) - (b) The number of shares of Issuer Common Stock subject to the Voting Agreement is 7,149,773 (representing approximately 36% of the voting power of shares of Issuer Common Stock outstanding as of June 22, 2000, according to the Merger Agreement).

         By virtue of the Voting Agreement, Jupiter may be deemed to share with the Stockholders the power to vote shares of Issuer Common Stock subject to the Voting Agreement. Jupiter has shared power to vote all of the Shares for the limited purposes described above. Jupiter does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. Furthermore, Jupiter (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement and
(ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Voting Agreement. To the knowledge of Jupiter, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither Jupiter nor, to the knowledge of Jupiter, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


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
         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement (including exhibits thereto) and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D.

         Other than the Merger Agreement and the Voting Agreement, to the knowledge of Jupiter, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of June 26, 2000, by and among Media Metrix, Inc., a Delaware corporation, MMX Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Media Metrix, Inc., and Jupiter Communications, Inc., a Delaware corporation.

         2. Voting Agreement, dated as of June 26, 2000, by and among Jupiter Communications, Inc., a Delaware corporation and certain stockholders of Media Metrix, Inc., a Delaware corporation.


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
                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 6, 2000                                 By: /s/ Jean Robinson
                                                         -----------------------
                                                         Jean Robinson,
                                                         Chief Financial Officer


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
                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          JUPITER COMMUNICATIONS, INC.

                                                Present Principal
                                               Occupation Including
         Name and Title                          Name of Employer
         --------------                          ----------------
Kurt Abrahamson                   Director of Jupiter Communications, Inc. and President and
(Term expires 2003)               Chief Operating Officer of Jupiter Communications, Inc.

Kurt Andersen                     Director of Jupiter Communications, Inc. and Co-Chairman of
(Term expires 2001)               Powerful Media, Inc.

Jeffrey Ballowe                   Director of Jupiter Communications, Inc. and Chairman of the
(Term expires 2002)               Board of Directors of deja.com

Joy Cerequas                      Vice President, Conferences of Jupiter Communications, Inc.

Gene DeRose                       Chief Executive Officer and Chairman of the Board of Directors
(Term expires 2002)               of Jupiter Communications, Inc.

Robert Kavner                     Director of Jupiter Communications, Inc. and Vice-Chairman and
(Term expires 2001)               General Partner of idealab!

Ken Male                          Vice President, Global Sales of Jupiter Communications, Inc.

Jean Robinson                     Chief Financial Officer of Jupiter Communications, Inc.

Peter Storck                      Senior Vice President, Research of Jupiter Communications, Inc.


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
                                   SCHEDULE B

STOCKHOLDER                                            SHARES BENEFICIALLY OWNED
-----------                                            -------------------------
The 1995 Stacey Johnson Trust                                    883,342
The 1995 Scott Johnson Trust                                     883,342
The NPD Group(1)                                               4,140,560
Greylock IX, L.P.                                              1,242,529



--------------

         (1) Of the 4,140,560 Media Metrix shares owned by NPD, 384,038 Media Metrix shares are required to be sold to certain present or former employees or advisors of NPD upon the exercise of options granted on such shares pursuant to an NPD benefit plan.



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